SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549



                                    FORM 11-K


(Mark One)
         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
  X      SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
-----

For the fiscal year ended December 30, 2003

                                       OR

         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
-----

For the transition period from ________________ to ________________


                          Commission file number 1-3950




                      FORD MOTOR COMPANY SAVINGS AND STOCK
                     INVESTMENT PLAN FOR SALARIED EMPLOYEES
                            (Full title of the plan)





                               FORD MOTOR COMPANY
                                One American Road
                            Dearborn, Michigan 48126

                     (Name of issuer of the securities held
                     pursuant to the plan and the address of
                         its principal executive office)

Required Information
--------------------

Financial Statements and Schedules
----------------------------------

     Statement of Net Assets Available for Benefits, as of December 30, 2003 and December 30, 2002.

     Statement of Changes in Net Assets Available for Benefits for the year ended December 30, 2003.

     Schedule I - Schedule of Assets Held at End of Year as of December 30,
2003.



                                     Exhibit
                                     -------

Designation                 Description                  Method of Filing
-----------                 -----------                  ----------------

 Exhibit 23    Consent of PricewaterhouseCoopers LLP     Filed with this Report.





                                    Signature
                                    ---------

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                      SAVINGS AND STOCK INVESTMENT PLAN
                                      FOR SALARIED EMPLOYEES



                                      By: /s/Charles E. Corbett
                                          ------------------------------
                                          Charles E. Corbett, Chair
                                          Savings and Stock Investment
                                          Plan for Salaried Employees Committee



June 28, 2004

                                  EXHIBIT INDEX
                                  -------------



Designation                      Description
-----------                      -----------


Exhibit 23            Consent of PricewaterhouseCoopers LLP

Ford Motor Company
Savings and Stock
Investment Plan for Salaried
Employees
Financial Statements and Supplemental Schedules
December 30, 2003 and 2002

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Index
December 30, 2003 and 2002
--------------------------------------------------------------------------------

                                                                         Page(s)

Report of Independent Registered Public Accounting Firm........................1

Financial Statements

Statement of Net Assets Available for Benefits as of
December 30, 2003 and 2002.....................................................2

Statement of Changes in Net Assets Available for
Benefits for the Year Ended December 30, 2003..................................3

Notes to Financial Statements...............................................4-10

Supplemental Schedule*

Schedule I - Schedule of Assets Held at End of Year as of
December 30, 2003..........................................................11-14

* All other schedules required by 29 CFR 2520.103-10 are not included because they are not applicable.

             Report of Independent Registered Public Accounting Firm



To the Participants and Administrator of The Ford Motor Company Savings and
Stock Investment Plan for Salaried Employees



In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Ford Motor Company Savings and Stock Investment Plan for Salaried Employees (the "Plan") at December 30, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held at End of Year as of December 30, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/PricewaterhouseCoopers LLP

Detroit, Michigan
June 16, 2004

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Statement of Net Assets Available for Benefits
December 30, 2003 and 2002
--------------------------------------------------------------------------------


                                                                       2003                 2002
Assets
Investments, at fair value (including participant loans of
 $90,380,091 and $108,745,496, respectively)                      $10,088,634,513        7,664,285,720
                                                                  -----------------    -----------------
           Total assets                                            10,088,634,513        7,664,285,720
                                                                  -----------------    -----------------
           Assets available for benefits                          $10,088,634,513      $ 7,664,285,720
                                                                  -----------------    -----------------




   The accompanying notes are an integral part of these financial statements.

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Statement of Changes in Net Assets Available for Benefits
Year Ended December 30, 2003
--------------------------------------------------------------------------------


Additions
Interest and dividend income                                  $    253,504,348
                                                            --------------------
                                                                   253,504,348
Contributions
   Employee contributions                                          299,696,477
                                                            --------------------
                                                                   299,696,477
Net appreciation in fair value of investments                    2,433,802,684
Other additions
   Loan repayment interest                                           8,072,485
                                                            --------------------
                                                                     8,072,485
                                                            --------------------
           Total additions                                       2,995,075,994
                                                            --------------------
Deductions
Withdrawal of participants' accounts                              (549,182,428)
Administrative expense                                              (1,017,564)
Ford Stock dividend payments to participants                       (20,527,209)
                                                            --------------------
           Total deductions                                       (570,727,201)
                                                            --------------------
           Net increase                                          2,424,348,793
                                                            --------------------
Net assets available for benefits
Beginning of year                                                7,664,285,720
                                                            --------------------
End of year                                                    $10,088,634,513
                                                            --------------------



   The accompanying notes are an integral part of these financial statements.

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
December 30, 2003 and 2002
--------------------------------------------------------------------------------


1.      Description of the Plan

        The following description of the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees (the "Plan") provides only general information. The Plan was established effective February 1, 1956. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the Plan agreement.

        Type and Purpose of the Plan
        The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible salaried employees of Ford Motor Company (the "Company") and to provide them with an opportunity to become stockholders of the Company. The Plan includes provisions for voting shares of Company stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") applicable to defined contribution pension plans.

        Eligibility
        With certain exceptions, regular full-time salaried employees are eligible to participate in the Plan on the first day of the second month following the original date of hire. Any applicable Company matching contributions however, will be provided after twelve months of service. Certain other part-time and temporary employees also may be eligible to participate in the Plan. Participation in the Plan is voluntary.

        Contributions
        Participants can contribute to the Plan on both a pre-tax and after-tax basis. Under the Plan and subject to limits required by the Internal Revenue Code ("IRC"), participants may elect to contribute up to an aggregate 40% of their eligible wages on pre-tax and/or after-tax basis. Effective April 1, 2004, participants will be allowed to elect up to an aggregate of 50% of eligible wages to pre-tax and/or after-tax contributions. Participants may also elect to contribute a portion of their distributions under the Company's Performance Bonus Plan, Ford Financial (Annual) Variable Incentive Plan, and Flexible Compensation Account. A contribution in an amount corresponding to each election is made by the Company to the Plan on the participants' behalf. Subject to IRC limits, pre-tax contributions are excluded from the participants' federal and most state and local taxable income.

        Effective July 1, 2004, the Company will reinstate matching contributions at a rate of $.60 for each dollar contributed up to 5% of participants' base salary. Previously, the Company matched at a rate of $.60 for each dollar contributed up to 10% of participants' base salary. This match was suspended effective January 1, 2002. All Company matching contributions are invested in the Ford Stock Fund. Contributions to the Pre-Tax Program from the Performance Bonus Plan, Ford Financial
        (Annual) Variable Incentive Plan and the Flexible Compensation Account Program will not be eligible for the Company match.

        Subject to Ford Motor Company approval, participants may elect to roll over amounts from other qualifying plans or arrangements in accordance with the Internal Revenue Code. For the year ended December 30, 2003, transfers from other qualifying plans or arrangements amounted to $7,404,047, which are included in employee contributions in the Statements of Changes in Net Assets Available for Plan Benefits.

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
December 30, 2003 and 2002
--------------------------------------------------------------------------------


        Activity for participants in the Ford Stock Fund who have elected to receive dividends paid in the form of cash instead of purchasing additional shares is reported in the Statement of Changes in Net Assets Available for Benefits.

        Participant Accounts
        Each participants's account is credited with the participants' contributions and allocations of (a) the Company's contribution and (b) plan earnings. The Company generally pays administrative expenses and fees of the Ford Stock Fund and the management fees of the Common Stock Index Fund and BGI U.S. Debt Index Fund, also known as the Bond Index Fund. All other miscellaneous fees and expenses are deducted from participant account fund assets. The fees charged to individual participant account fund assets totaled approximately $62,681 for the year ended December 30, 2003.

        Vesting and Distribution
        Pre-tax assets, after-tax assets and assets resulting from Company matching contributions (Ford Stock Fund) are accounted for separately.

        Company matching contributions vest three years after the original date of hire. At that time, all assets attributable to Company matching contributions held in participants' accounts become vested, and all future contributions vest when they are made. In-service withdrawals of vested Company match contributions are permissible for participants who are at least 59 1/2 years of age. Withdrawal of such contributions for participants less than 59-1/2 years of age is limited to those contributions that have been in the Plan for two years following the end of the year in which the contributions were made.

        Pre-tax assets may not be withdrawn by participants until the termination of their employment or until they reach 59-1/2 years of age, except in the case of personal financial hardship, death or permanent disability.

        Unmatched after-tax assets can be withdrawn at any time without restriction. Withdrawal of matched after-tax assets that have been in the Plan for less than two years will result in a suspension from making contributions to the Plan for a period of 12 months.

        Investment Options and Participation
        Participant contributions are invested in accordance with the participant's election in one or more investment options. A variety of investment options are available to plan participants such as equity and fixed income mutual funds, commingled institutional pools and Company stock. The Company match is invested only in the Ford Stock Fund.

        Participants may transfer vested Company matching contributions into other available investment options, subject to exchange restrictions imposed by the various investment options. Effective July 1, 2004, participants may transfer both vested and nonvested Company matching contributions.

        Investment Contracts with Insurance Companies
        There is no immediate recognition of investment gains and losses on the fixed income securities. Instead, the gain or loss is recognized over time by adjusting the interest rate credited to the fund under the contracts.

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
December 30, 2003 and 2002
--------------------------------------------------------------------------------


        There were no reserves against contract value for credit risk of the contract issuer or otherwise during 2003. The average yield and crediting interest rate was approximately 5.33% for 2003. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on an annual basis for resetting.

        Transfer of Assets
        The Plan permits the transfer of assets among investment options, subject to certain trading restrictions imposed on some of the investment options.

        Participant Loans
        The Plan permits loans to participants from both their pre-tax and after-tax Program accounts. Monthly loan interest rates are based on the prime rate published in The Wall Street Journal on the last business day of the prior month.

        A participant is eligible to take out one loan per calendar year, and to have only four loans outstanding at any one time. Regular loans may be for a minimum of one year, but not exceeding five years. Home loans may be for a minimum of one year, but not exceeding ten years.

        Participant loans are classified as investments in the Statement of Net Assets Available for Benefits. Loans that are considered to be in default by the Plan are reclassified as withdrawals.

        Forfeitures and Plan Administration Expenses
        The Plan permits the Company to use assets forfeited by participants to pay plan administrative expenses and, to the extent not used to pay such expenses, to reduce the Company's future contributions to the Plan. To the extent that forfeited assets are not available to pay certain administrative expenses, the Company pays such expenses directly. Administrative expenses paid by the Plan amounted to $1,017,564 for the year ended December 30, 2003.

        Related-Party Transactions
        Certain Plan investment options are mutual funds and other investment products managed by Fidelity Management and Research Company, which is a wholly owned subsidiary of Fidelity Management and Research Corporation. Fidelity Management Trust Company, also a wholly owned subsidiary of Fidelity Management and Research Company is the trustee as defined by the Plan. Fidelity Institutional Operations Company, Inc., also a wholly owned subsidiary of Fidelity Management and Research Company, is the administrator for the Plan. Fees paid to these entities for trustee, administrative and other fees qualify as related party transactions. Ford Motor Company paid trustee, administrative, and other fees of $2,069,915 for the Plan year ended December 30, 2003.

2.      Summary of Significant Accounting Policies

        Basis of Accounting
        The financial statements of the Plan are prepared under the accrual method of accounting.

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
December 30, 2003 and 2002
--------------------------------------------------------------------------------


        Investments
        The investment in the Ford Stock Fund and the investments in all other funds, except the Interest Income Fund, are valued on the basis of quoted year-end market prices. The Interest Income Fund is stated at contract value, which approximates fair value. Contract value represents contributions made under the contracts, plus interest at the annual contract rate, less withdrawals paid out to participants. Participant loans are valued at cost, which approximates fair value. The average S&P and Moody's credit quality ratings for the underlying investments of the Interest Income Fund were AA+ and Aa1, respectively. The Common Stock Index Fund and the U.S. Extended Market Index Fund are stated at the aggregate market value of the individual collective pools included in each respective fund.

        Purchases and sales of investments are reflected on a trade-date basis. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the Plan's realized gains or losses and the unrealized appreciation (depreciation) on those investments.

        Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

        Contributions
        Contributions to the Plan from participants and from the Company and participating subsidiaries (as defined in the Plan) are recorded in the period that payroll deductions are made from Plan participants.

        Payment of Benefits
        Benefits are recorded when paid.

        Use of Estimates in the Preparation of Financial Statements
        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

        Risks and Uncertainties
        The Plan's invested assets ultimately consist of Company stock, equity and fixed income mutual funds, and commingled institutional pools. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
December 30, 2003 and 2002
--------------------------------------------------------------------------------


3.      Investments

        The following present investments that represent 5% or more of the Plan's net assets as of December 30:

                                                      2003                                   2002
                                         ----------------------------------     ----------------------------------
                                                                Market                                 Market
                                             Units              Value               Units              Value
        Interest Income Fund             2,191,740,814      $ 2,114,591,537     1,938,991,508     $ 1,938,991,508
        Ford Stock Fund*                   729,746,710        4,196,043,580       748,602,179       2,605,135,581
        Common Stock Index Fund             13,232,548          828,754,505        14,079,758         656,539,100

        *$3,809,550,606 and $4,030,523,632 represents cost at December 30, 2003 and 2002, respectively.

        During 2003, the Plan's investments appreciated in value by $2,433,802,684 as follows:

        Mutual funds                                              $  521,279,264
        Ford common stock                                          1,687,833,937
        Common and commingled trust funds                            224,689,483
                                                             -------------------
                                                                  $2,433,802,684
                                                             -------------------

4.      The Ford Stock Fund

        The Ford Stock Fund is not a mutual fund or a registered investment company. It is an account that is managed for recordkeeping purposes comprised of Ford Motor Company common stock with a liquidity component to facilitate participant transactions.

        The Ford Stock Fund consists of assets from the following sources: employee contributions (including rollovers), employee loan repayments, exchanges into the fund from other investment options, employer matching contributions (vested and unvested), earnings and dividends. Only unvested employer matching contribution assets are non-participant directed. Employer matching contributions were suspended effective January 1, 2002. Beginning July 1, 2004, all assets (both vested and non-vested) will be participant-directed.

        Information about the net assets and the significant components of the changes in net assets relating to the Ford Stock Fund is as follows at December 30:

                                               2003                 2002

        Net assets
        Ford Stock Fund                  $ 4,196,043,580      $ 2,605,135,581

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
December 30, 2003 and 2002
--------------------------------------------------------------------------------


                                                                Year Ended
                                                               December 30,
                                                                   2003

Changes in net assets
Employee contributions                                      $    100,134,258
Interest and dividend income                                     107,450,854
Net appreciation                                                 687,833,937
Withdrawal of participants' accounts                            (134,900,036)
Net transfers between funds                                     (155,763,060)
Transfers out to other plans                                     (20,602,430)
Participant loan repayments                                        6,754,476
Matching contributions                                                     -
                                                         --------------------
                                                            $  1,590,907,999
                                                         --------------------

5.      Plan Amendment

        As of December 31, 2002, the Company amended the vesting period for matching contributions from five years to three years after the original date of hire.

        Effective July 1, 2004, participants may transfer both vested and nonvested Company matching contributions.


6.      Tax Status

        The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated July 8, 2003, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has since been amended through April 2, 2004. The Plan Sponsor and tax counsel believe that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.      Administration of Plan Assets

        The Plan's assets are held by the Trustee of the Plan, Fidelity Management Trust Company. Company contributions are held and managed by the Trustee, which invests cash received, interest, and dividend income and makes distributions to participants.

        Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
December 30, 2003 and 2002
--------------------------------------------------------------------------------


8.      Plan Termination

        The Company, by action of the Board of Directors, may terminate the Plan at any time. Termination of the Plan would not affect the rights of a participant as to (a) the continuance of investment, distribution or withdrawal of the securities, cash and cash value of the Ford Stock Fund units in the account of the participant as of the effective date of such termination, or (b) continuance of vesting of such securities and cash attributable to Company matching contributions or earnings thereon. Upon termination of the Plan, participants would become fully vested. In the event of termination all loans would become due immediately upon such termination. There are currently no plans to terminate the Plan.

Ford Motor Company Savings and Stock                     Supplemental Schedule I
Investment Plan for Salaried Employees
Schedule of Assets Held at End of Year
As of December 30, 2003
--------------------------------------------------------------------------------


(a)           (b)                               (c)                                      (d)              (e)
                                    Description of Investment
      Identity of Issuer,            Including Maturity Date,
      Lessor, Borrower or           Rate of Interest, Collateral,
         Similar Party                 Par or Maturity Value                            Cost**      Current Value

      Cash and Cash
       Equivalents
*     Fidelity Investments     Fidelity Institutional Money Market Portfolio - Class I Shares,      $      90,053,660
      Investment Funds
*     Fidelity Investments     Fidelity Magellan Fund, 2,739,775 units                                    267,237,606
*     Fidelity Investments     Fidelity Contrafund, 6,463,692 units                                       318,918,558
*     Fidelity Investments     Fidelity Equity-Income Fund, 1,811,744 units                                89,916,874
*     Fidelity Investments     Fidelity Growth Company Fund, 5,256,106 units                              263,593,703
*     Fidelity Investments     Fidelity Overseas Fund, 1,388,543 units                                     43,530,822
*     Fidelity Investments     Fidelity Real Estate Investment Portfolio Fund,
                                3,869,971 units                                                            92,376,206
*     Fidelity Investments     Fidelity Capital Appreciation Fund, 3,624,518
                                units                                                                      88,873,166
*     Fidelity Investments     Fidelity Dividend Growth Fund, 8,452,301 units                             230,325,206
*     Fidelity Investments     Fidelity Freedom Income Fund, 1,147,700 units                               12,716,512
*     Fidelity Investments     Fidelity Freedom 2000 Fund, 939,637 units                                   11,059,533
*     Fidelity Investments     Fidelity Freedom 2010 Fund 4,921,129 units                                  64,023,884
*     Fidelity Investments     Fidelity Freedom 2020 Fund, 4,340,134 units                                 56,421,743
*     Fidelity Investments     Fidelity Freedom 2030 Fund, 1,909,444 units                                 24,689,115
*     Fidelity Investments     PIMCO Total Return Fund, 4,780,381 units                                    51,150,079
*     Fidelity Investments     Fidelity Freedom 2040 Fund, 767,681 units                                    5,795,994
*     Fidelity Investments     BGI EAFE Equity Index Fund, 1,146,819 units                                 10,424,589
*     Fidelity Investments     Domini Social Equity Fund, 177,200 units                                     4,832,237
*     Fidelity Investments     Morgan Stanley Institutional Global Value Equity A
                               Fund, 1,081,303 units                                                       17,073,778


                                       11

(a)           (b)                               (c)                               (d)              (e)
                                    Description of Investment
       Identity of Issuer,           Including Maturity Date,
       Lessor, Borrower or          Rate of Interest, Collateral,
          Similar Party               Par or Maturity Value                       Cost**       Current Value

      Investment Funds
      (continued)

*     Fidelity Investments     T. Rowe Price International Discovery Fund,
                                859,994 units                                                              22,617,847
*     Fidelity Investments     T. Rowe Price High Yield Fund, 6,571,629 units                              46,395,697
*     Fidelity Investments     INVESCO Dynamics Fund, 798,883 units                                        11,799,504
*     Fidelity Investments     Templeton Foreign Fund, 3,497,589 units                                     37,039,471
*     Fidelity Investments     Oakmark Select Fund, 5,986,867                                             183,018,532
*     Fidelity Investments     PIMCO Real Return Fund, 6,652,330 units                                     74,639,146
*     Fidelity Investments     Janus Aspen International Growth Portfolio,
                                674,821 units                                                              15,507,382
*     Fidelity Investments     Janus Aspen Growth Portfolio, 360,079 units                                  6,906,309
*     Fidelity Investments     Vanguard Investment Index Plus Fund, 2,893,169
                                units                                                                     292,843,445
*     Fidelity Investments     Citizens Global Equity Fund, 64,082 units                                    1,014,423
*     Fidelity Investments     Royce Low-Price Stock Fund, 8,668,689 units                                122,575,237
*     Fidelity Investments     Vanguard Explorer Fund, 1,374,920 units                                     84,516,356
*     Fidelity Investments     Neuberger Berman Genesis Fund, 2,784,799 units                              99,305,926
*     Fidelity Investments     BGI U.S. Debt Index Fund E, 5,267,314 units                                110,876,967
*     Fidelity Investments     Ford Stock Fund, 729,746,710 units                                       4,196,043,580
                                                                                                        -------------
                                              Total Investment Funds                                    6,958,059,427


                                       12

(a)           (b)                               (c)                               (d)              (e)
                                    Description of Investment
       Identity of Issuer,           Including Maturity Date,
       Lessor, Borrower or          Rate of Interest, Collateral,
          Similar Party               Par or Maturity Value                       Cost**       Current Value


      Bank Collective Pools

*     Fidelity Investments    Common Stock Index Fund, 13,232,548 units comprised of
                                 Comerica 500 Index Fund, 781,308 units                                   406,255,458
                                 Comerica Foreign Equity Index Fund, 1,204,419 units                      299,843,380
                                 Comerica Completeness Investment Fund, 218,934 units                      54,366,296
                                 Comerica Small Cap Index Fund, 57,027 units                               17,403,845
                                 Comerica Medium Cap Index Fund, 81,123 units                              38,288,458
                                                                                                          -----------
                                              Total                                                       816,157,437

*     Fidelity Investments    U.S. Extended Market Index Fund, 1,754,201 units comprised of
                                 Comerica Completeness Investment Fund, 37,539 units                        9,280,518
                                 Comerica Small Cap Index Fund, 10,352 units                                6,965,805
                                 Comerica Medium Cap Index Fund, 14,761 units                               3,146,038
                                                                                                           ----------
                                              Total                                                        19,392,361


                                       13

(a)           (b)                               (c)                               (d)              (e)
                                    Description of Investment
       Identity of Issuer,           Including Maturity Date,
       Lessor, Borrower or          Rate of Interest, Collateral,
          Similar Party               Par or Maturity Value                       Cost**       Current Value


      Other
*     Fidelity Investments    Interest Income Fund, 2,191,740,814
                                units comprised of
                                  Asset-back securities (Maturity dates
                                  extending to 2043 and interest rates
                                  ranging from 1.390% to 7.850%)                                          445,142,559
                                  Commercial mortgage-backed securities
                                  (Maturity dates extending to 2043
                                  and intrerest rates ranging from 0.441% to
                                  7.900%)                                                                 218,297,385
                                  Corporate bonds and notes (Maturity
                                  dates extending to 2049 and interest
                                  rates ranging from 1.875% to 10.875%)                                   448,868,519
                                  Government agency securities (Maturity
                                  dates extending to 2032 and interest
                                  rates ranging from 2.250% to 12.000%)                                   482,621,327
                                  Mortgage-backed securities (Maturity
                                  dates extending to 2033 and interest
                                  rates ranging from 0.800% to 8.000%)                                    311,446,370
                                  Municipal bonds and notes (Maturity
                                  dates extending to 2013 and interest
                                  rates ranging from 3.850% to 3.850%)                                      3,506,785
                                  Treasury securities (Maturity dates
                                  extending to 2013 and interest rates
                                  ranging from 1.250% to 12.000%)                                         204,708,592
                                                                                                        -------------
                                             Total                                                      2,114,591,537
      Participant Loans
*     Participant Loans       Participant loans, interest rates ranging
                              from 4.0% to 9.5% with maturities at
                              various times through 2013                                                   90,380,091
                                                                                                     ----------------
                                                                                                     $ 10,088,634,513
                                                                                                     ================

*Denotes party-in-interest
** Not required per Department of Labor 29 CFR 2520.103-10.


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